SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule to
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Hunt Corporation
(Name of Subject Company (Issuer))

FAC Acquisition Corporation
a wholly owned subsidiary of

FAC Holding Corporation

Common Stock, Par Value $.01 per share
(Title of Class of Securities)

445591100

(CUSIP Number of Class of Securities)

Van Billet
Vice President and Chief Financial Officer
FAC Holding Corporation
3000 Centre Square West
1500 Market Street
Philadelphia, Pennsylvania 19102
Telephone: (215) 563-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Carmen J. Romano Esq.
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing. Amount Previously Paid: $ None Filing party: Not applicable

Form or Registration No.: Not applicable                          Date Filed: Not applicable

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.	Exhibits

(a) (5) (A)	Press Release dated November 12, 2002

EXHIBIT INDEX

Exhibit	Exhibit Name

(a) (5) (A)	Press Release dated November 12, 2002